EXHIBIT 21.1

Listed below are the subsidiaries of the Registrant, along with the total number of active subsidiaries directly or indirectly owned by each as of September 30, 2006. Ownership is 100% unless indicated otherwise.

	U.S.	Non-U.S.

Caspian Services Group Limited, BVI		0

Caspian Geophysic Ltd. BVI		3
TatArka, LLP, Kazakhstan
Kazmorgeophysica CJSC, Kazakhstan(1)
Veritas Caspian LLP, Kazakhstan(2)

Caspian Real Estate Ltd., BVI		3
CJSC Bauta, Kazakhstan(3)
Bautino Development Company, Kazakhstan(3)
Balykshi LLP, Kazakhstan

(1) Caspian Geophysics Ltd. owns a 51% equity interest in Kazmorgeophyisica CJSC.

(2) Kazmorgeophysica CJSC owns a 50% equity interest in Veritas Caspian LLP.

(3) Caspian Real Estate Ltd. owns a 56% equity interest in CJSC Bauta and a 50% equity interest in Bautino Development Company LLP.